Exhibit (n)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and "Independent Registered Public Accounting Firm" and “Financial Statements” in the Statement of Additional Information, each dated June 14, 2023, and each included in this Post-Effective Amendment No. 1 to the Registration Statement (Form N-2, File No. 333-234759) of Franklin BSP Private Credit Fund (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated February 28, 2023, with respect to the financial statements and financial highlights of Franklin BSP Private Credit Fund included in the Annual Report to Shareholders (Form N-CSR) for the period ended December 31, 2022, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, NY

June 14, 2023